Exhibit 2

BIOLINERX LTD. For the Annual Meeting of Shareholders To Be Held On May 15, 2012 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints Norman Kotler and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of the shareholders of the Company which will be held at the offices of the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel, on May 15, 2012 at 11 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
		FOR	AGAINST	ABSTAIN
1.	TO RE-ELECT the following nominees to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders:	☐	☐	☐
	a. Aharon Schwartz	☐	☐	☐
	b. Michael Anghel	☐	☐	☐
	c. Yakov Friedman	☐	☐	☐
	d. Raphael Hofstein	☐	☐	☐

2.
TO RE-APPOINT Kesselman & Kesselman, a member of Pricewaterhouse-Coopers International Limited, as the independent public auditors of the Company for the year ending December 31, 2012 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services.

		☐	☐	☐
3.	TO APPROVE an increase in the Company’s registered share capital and a corresponding amendment to Article 4.1 of the Company’s Articles of Association.	☐	☐	☐	Name:_________________ Number of shares:______________ Signature:______________________ Date:______________
4.	TO APPROVE an amendment to Article 6.1 of Company’s Articles of Association, relating to the authority to execute Company share certificates.	☐	☐	☐

NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.